Response to Item 77Q1

The Portfolio adopted a new Declaration of Trust and Amended and Restated By-Laws during the period. A form of each document is filed herewith. The only difference between the Portfolio's Declaration of Trust and Amended and Restated By-Laws and the forms thereof filed herewith is that the Portfolio's name appears in the place of "ENTITY NAME" throughout the documents.